CARTICA ACQUISITION CORP

1345 Avenue of the Americas, 11th Floor

New York, NY 10105

September 16, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Stacie Gorman and David Link

Re: Cartica Acquisition Corp

Preliminary Proxy Statement on Schedule 14A

Filed September 4, 2025

File No. 001-41198

Dear Ms. Gorman and Mr. Link:

Cartica Acquisition Corp (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated September 11, 2025, regarding the Preliminary Proxy Statement on Schedule 14A filed on September 4, 2025. Concurrently with the submission of this letter, the Company is filing an Amendment to Preliminary Proxy Statement on Schedule 14A (the “Revised Proxy Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the comment with the Company’s response.

Preliminary Proxy Statement on Schedule 14A

General

1.	We note that you have removed your prior risk factor regarding the risks associated with a review by the Committee on Foreign Investment in the United States (CFIUS). Please revise to include this risk factor in your proxy statement.

We acknowledge the Staff’s comment and respectfully inform the Staff that we have added the requested information as a risk factor on page 14 of the Revised Proxy Statement.

The Revised Proxy Statement also includes additional disclosure concerning Cartica Acquisition Partners, LLC, the Company’s sponsor, and its agreement to provide specified contributions to the Company’s trust account for each month of the proposed extension period, contingent upon shareholder approval of the fourth charter extension proposal. This disclosure has been added to the shareholders’ letter, notice of the meeting and on pages 5 and 22 of the Revised Proxy Statement.

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We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Wei Wang, Esq. of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

CARTICA ACQUISITION CORP

By:	/s/ Suresh Guduru
Name: Suresh Guduru
Title: Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP